

July 22, 2015

<u>Via E-mail</u>
Jean Raby
Chief Financial and Legal Officer
Alcatel-Lucent
148/152 Route de la Reine
92100 Boulogne-Billancourt
France

      Re: Alcatel-Lucent
             Form 20-F for the Fiscal Year Ended December 31, 2014
             Filed March 24, 2015
             File No. 1-11130

Dear Mr. Raby:

      We refer you to our comment letter dated June 15, 2015 regarding business contacts Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Barbara Larsen, General Counsel

       Lauren K. Boglivi, Esq.
       Proskauer Rose LLP

       Larry Spirgel
       Assistant Director
       Division of Corporation Finance